Exhibit 99.9

NICE Actimize Expands “Essentials” Cloud Offerings with Fraud
Management Options Addressing Mid-Sized Financial Services Organizations

Actimize Fraud Essentials serves as both a single and cross-channel solution for online banking and mobile banking channels

Hoboken, NJ – June 26, 2017 – NICE Actimize, a NICE (Nasdaq:NICE) business and the largest and broadest provider of financial crime, risk and compliance software for the financial services industry, announces the expansion of its “Essentials” Cloud offerings with the addition of the Actimize Fraud Essentials Cloud solution providing a comprehensive fraud detection operation and investigations platform targeting the specific requirements of mid-sized financial services organizations. Built on the principles of a software-as-a-service model, this solution offers secure cloud-based delivery that ensures rapid deployment and lowered total cost of ownership for growing, mid-sized firms protecting themselves from increased fraud attacks.

Joining the previously launched Actimize AML Essentials solutions for integrated anti-money laundering coverage, Actimize Fraud Essentials serves as both a single and cross-channel solution for online banking and mobile banking channels, and can detect fraud perpetrated against a multitude of retail payments and interbank transactions such as wire transfers.

Managing the “faster payments” environment, while expanding digital and mobile capabilities, mid-sized financial services organizations are experiencing increased incidences of fraud, with budget and operational constraints often limiting their fraud-fighting capabilities. The Actimize Fraud Essentials cloud-based approach provides these institutions a lower cost option which is flexible and easier to implement than the fraud detection solutions typically adopted by their larger counterparts.

“With fraud on the rise and moving at an increasingly rapid pace, mid-sized firms are most vulnerable to massive attacks,” said Joe Friscia, President, NICE Actimize. “Our Essentials cloud offerings fill critical needs gaps, while providing the flexibility to allow for future growth, enhancing the customer experience and ensuring that all client access channels are effectively protected from fraud.”

An important advantage of Actimize Fraud Essential’s cloud-based, software as a service (SaaS) model is that it reduces costly upfront capital expenditures while allowing on-going maintenance and upgrades, thereby reducing dependency on the organization’s IT teams. Offering financial services organizations a faster path to comprehensive fraud protection across Retail Banking divisions, Actimize Fraud Essentials provides the flexibility to manage higher volumes of transactions.

Leveraging more than a decade of providing comprehensive retail banking fraud solutions to the world’s largest financial services organizations, the Actimize Fraud Essentials Cloud solution relies on the proven fraud detection platform and robust administration tools that have powered the processing of hundreds of millions of customer transactions across NICE Actimize’s customer base. Initial delivery of Actimize Fraud Essentials will begin this summer, with additional fraud components debuting by the end of the year.

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About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq:NICE.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Press Contact:
Cindy Morgan-Olson
+1-551-256-5000
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-551-256-5354
ir@nice.com

Yisca Erez
+972-9-775-3798
NICE Ltd.
ir@nice.com

Trademark Note: Actimize, the Actimize logo, NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.